Mail Stop 4561

November 16, 2005

James Parke
Vice Chairman and Chief Financial Officer
General Electric Capital Services, Inc.
260 Long Ridge Road
Stamford, Connecticut 06927

RE:	General Electric Capital Services, Inc.
Form 10-K/A for Fiscal Year Ended December 31, 2004
Filed May 6, 2005
File No. 0-14804

Dear Mr. Parke,

	We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings.
In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







December 31, 2004 Form 10-K/A

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 16

1. We note financing receivables increased 14% from 2003 to 2004 while your allowance for losses decreased 10% during the same period.
Please revise to discuss the reasons for the decrease in your allowance specifically identifying significant trends and other internal and external factors which impacted your allowance and related provision for losses on financing receivables.

Investment Securities, page 28

2. We note your disclosure that of the available-for-sale securities with unrealized losses at December 31, 2004, approximately $0.1 billion was at risk of being charged to earnings in the next 12 months. We also note your disclosure that you regularly review investment securities for impairment based on criteria that include the extent to which cost exceeds market value, the duration of that market decline, your intent and ability to hold to recovery and the financial health of and specific prospects for the issuer. Please revise to disclose the specific criteria that a security must meet to be considered at risk of being charged to earnings in the next 12 months and the specific criteria that a security must meet to be charged to earnings.

Consolidated Financial Statements, page 43

General

3. Please revise to disclose the impact that recently issued accounting standards will have on your financial statements when adopted in a future period. Refer to SAB Topic 11:M.

Sales of Subsidiary Stock

4. Please revise to present gains and losses from your sale of Genworth and Gecis subsidiary stock as a separate line item in your statement of earnings. Refer to Question 6 of SAB Topic 5:H.

5. Please revise your footnotes to disclose your accounting method for issuances of a subsidiary`s stock including how gains and losses are determined. Refer to Question 6 of SAB Topic 5:H.

6. Please revise your footnotes to describe your issuances of a subsidiary`s stock during all periods presented. The footnote should clearly describe the transaction and disclose:

* the subsidiary and nature of operations;

* the number of shares issued;

* the price per share, the total dollar amount and nature of consideration received;

* the percentage of ownership before and after the transaction;
and

* whether deferred income taxes have been provided on gains recognized and, if no provision has been recorded, a clear explanation of the reasons.

Refer to Question 6 of SAB Topic 5:H.

7. We note you recorded a loss on the sale of shares of Genworth
Financial, Inc. Please revise to disclose how you considered the guidance in SAB Topic 5:H and SFAS 144 in determining whether your remaining investment in the subsidiary was impaired.

Related Party Transactions

8. We note your disclosures of receivables (pg. 31) and borrowings (pg. 68) with your parent. Please revise to disclose all related party transactions on the face of your balance sheet, income statement and statement of cash flows and disclose all material related party transaction in your footnotes. Refer to Rule 4-08(k)
of Regulation S-X and SFAS 57.

Acquisitions

9. Please revise to disclose the information required by paragraphs
51-57 of SFAS 141 related to your acquisitions.

Preferred Stock

10. We note your disclosure on page 36 which refers to redemption of certain preferred stock. Please revise to disclose the amount of and redemption requirements for all issues of capital stock that are redeemable at fixed or determinable prices on fixed or determinable dates in each of the five years following the date of the latest statement of financial position presented. Refer to SFAS 129.

11. Please revise to disclose how you consider the guidance of SFAS
150 in determining the classification and measurement of your preferred stock.

Note 1. Summary of Significant Accounting Policies

General

12. Please revise to disclose your accounting policy related to your advances to associated companies.

Revenues from Services (Earned Income), page 50

13. Please revise to disclose how you consider the following when initially estimating unguaranteed residual values:

* provisions to escalate minimum lease payments;

* guarantees by a third party related to the lessee;

* guarantees by a third party related to the lessor;

* guarantees of rental payments beyond the lease term by a third party unrelated to either the lessee or the lessor; and

* renewals or other extensions.

Losses on Financing Receivables, page 50

14. It is difficult to understand your allowance for loss policies related to your financing portfolio. You seem to disclose policies for certain sub-portfolios of your commercial and consumer portfolios without identifying policies for the remainder of your portfolio. Please revise to disclose your policies for determining the allowance for loss on the entire financing receivables portfolio and/or specifically cross-reference your policies to each sub-portfolio used in Note 5.

15. We note real estate secured loans are written down to a percentage of the estimated fair value of the property, less costs to sell, no later than 360 days past due. Please revise to disclose:

* why you use a percentage of the fair value of the property as opposed to the fair value;

* how the percentage is determined;

* the overall percentage of the estimated fair value of the property for loans written down at each period end reported; and

* what accounting guidance you rely on for this policy.

16. For each period end reported, please quantify for us the total amount below fair value that real estate secured loans were written down, the actual fair value of the loans and the carrying value of the loans prior to the write downs.

Note 4. Investment Securities, page 56

17. Please revise to clarify the nature of the risk and rewards retained by certain non-U.S. insurance contract holders whose debt and equity securities you own.

18. For your investment securities collateralized by commercial aircraft, please revise to disclose the exact number of months of the unrealized loss and affirmatively state whether you have the intent and ability to hold the investment until a forecasted recovery of fair value up to the cost of your investment or until maturity.

19. Please revise to disclose why you believe the market is valuing your investment securities collateralized by commercial aircraft at a significant discount to the aggregate market values of the aircraft collateral supporting the securities.

Note 5. Financing Receivables (investments in time sales, loans and financing leases) (Restated), page 58

20. Please revise to disclose the nature of a time sale transaction including a description of how a time sale is different from a loan.

21. Given your history of securitizing financing receivables, please revise to clarify how you considered paragraph 8 of SOP 01-6 in determining whether to classify all or a portion of your finance receivables as held for sale as of December 31, 2004.

22. Please revise to disclose the amount recorded as part of the net investment in direct financing leases for initial direct costs as of each balance sheet date presented. Refer to paragraph 23(a)(i)(c) of
SFAS 13.

23. Please revise to disclose separately, pretax income from leveraged leases, the tax effect of pretax income, and the amount of investment tax credit recognized as income during each of the periods presented. Refer to paragraph 47 of SFAS 13.

Note 10. Other Assets, page 66

24. We note that you classify certain assets as held for sale.
Please revise to clarify the nature of these assets.

Note 17. Supplemental Cash Flows Information, page 75

25. Please tell us how you considered the guidance in paragraph 9 of
SFAS 102 in determining the appropriate classification of cash flows related to the acquisition and sale of finance receivables.

26. Please reconcile for us the 2004 and 2003 cash inflows from sales of financing receivables on page 76 to your securitization cash flow disclosures on page 85.

Note 19. Derivatives and Other Financial Instruments, page 77

27. Please revise to disclose the net derivative amount recorded on your balance sheet as of the period end based on the nature of the hedging relationship. For each hedge relationship disclose the following:

* the type of derivative used (interest rate swap, interest rate option, currency forward, etc.);

* the item being hedged;

* whether you have designated the derivative as a hedge in accordance with SFAS 133;

* the type of SFAS 133 hedge (fair value, cash flow, etc.); and

* how you assess effectiveness for each SFAS 133 hedge relationship.

28. For each SFAS 133 hedge relationship identified above for which you use the short-cut method of assessing hedge ineffectiveness, please provide us with the following information:

* clearly explain the terms of the hedged items;

* clearly explain the terms of the interest rate swap used to hedge each type of hedged item and explain how you determined those terms match the terms of the hedged items; and

* for each type of hedged item, tell us how you met the requirements of paragraph 68 of SFAS 133.

29. We note the maximum term of derivative instruments that hedge forecasted transactions was 23 years and related to hedges of anticipated bond purchases in the Insurance business. Please revise to disclose how you determined that the occurrence of the hedged forecasted transaction is probable.

September 31, 2005 Form 10-Q

30. Please tell us how you accounted for the secondary public offerings of Class A Common Stock of Genworth Financial, Inc. (Genworth) during 2005 and the related repurchase by Genworth directly from you of its` Class B Common Stock. Please tell us the accounting guidance on which you rely.

31. Please explain to us how the market changed such that you recorded a loss of $388 million on the initial public offering of Genworth in the second quarter of 2004 and total gains of $585 million related to the secondary offerings in 2005.

32. Please reconcile the "Revenues in GE", "Segment Profit in GE" and
"Total Assets in GE" segment information on page 16 to the "Revenues", "Segment Profit" and "Total Assets" line items in the preceding table.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Michael Volley, Staff Accountant, at (202)
551-
3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,



Paul Cline
Senior Accountant

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James Parke
General Electric Capital Services, Inc.
November 16, 2005
Page 8